UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Sankaty Capital Corporation

Address of Principal Business Office:	200 Clarendon Street
37th Floor
Boston, MA 02116

Telephone Number:	(617) 516-2000

Name and Address of Agent for	Ranesh Ramanathan
Service of Process:	200 Clarendon Street
37th Floor
Boston, MA 02116

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 13th day of October, 2015.

Sankaty Capital Corporation

/s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Vice President and Secretary

Attest:	/s/ Michael Treisman
Name: Michael Treisman
Title: Counsel